CUSIP No. 61748W108	SCHEDULE 13D/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

MORGANS HOTEL GROUP CO.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

61748W108

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies LLC

9130 W. Sunset Boulevard

Los Angeles, California 90069

(310) 789-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ronald W. Burkle

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,367 shares(1)

	8	Shared Voting Power 12,500,000 shares(2)

	9	Sole Dispositive Power 22,367 shares(1)

	10	Shared Dispositive Power 12,500,000 shares(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,522,367 shares(1) (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 27.4%(1) (2)

14.	Type of Reporting Person* IN

(1) Includes beneficial ownership of common stock of the issuer through vested restricted stock units for 22,367 shares of the issuer’s common stock.

(2) Beneficial ownership of common stock of the issuer is through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 33,127,741 shares of the issuer’s common stock outstanding as of September 30, 2013, as reported on the issuer’s amended annual report on form 10-K/A for the fiscal year ended December 31, 2012, as filed on October 2, 2013 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Management, LLC 30-0013506

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 12,500,000 shares(2)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 12,500,000 shares(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000 shares(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 27.4%(2)

14.	Type of Reporting Person* OO

(2) Beneficial ownership of common stock of the issuer is through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 33,127,741 shares of the issuer’s common stock outstanding as of September 30, 2013, as reported on the issuer’s amended annual report on form 10-K/A for the fiscal year ended December 31, 2012, as filed on October 2, 2013 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Funds, LLC 30-0013485

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 12,500,000 shares(2)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 12,500,000 shares(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000 shares(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 27.4%(2)

14.	Type of Reporting Person* OO

(2) Beneficial ownership of common stock of the issuer is through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 33,127,741 shares of the issuer’s common stock outstanding as of September 30, 2013, as reported on the issuer’s amended annual report on form 10-K/A for the fiscal year ended December 31, 2012, as filed on October 2, 2013 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, LLC 26-2119718

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 12,500,000 shares(2)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 12,500,000 shares(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000 shares(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 27.4%(2)

14.	Type of Reporting Person* OO

(2) Beneficial ownership of common stock of the issuer is through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 33,127,741 shares of the issuer’s common stock outstanding as of September 30, 2013, as reported on the issuer’s amended annual report on form 10-K/A for the fiscal year ended December 31, 2012, as filed on October 2, 2013 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, L.P. 26-2119783

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,535,580 shares(3)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 7,535,580 shares(3)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,535,580 shares(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 18.5%(3)

14.	Type of Reporting Person* PN

(3) Beneficial ownership of common stock of the issuer is through a warrant to purchase 7,535,580 shares of the issuer’s common stock.  Exercise of the warrant is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 33,127,741 shares of the issuer’s common stock outstanding as of September 30, 2013, as reported on the issuer’s amended annual report on form 10-K/A for the fiscal year ended December 31, 2012, as filed on October 2, 2013 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance (Parallel) Fund II, L.P. 26-2119907

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,964,420 shares(4)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 4,964,420 shares(4)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,964,420 shares(4)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 13.0%(4)

14.	Type of Reporting Person* PN

(4) Beneficial ownership of common stock of the issuer is through a warrant to purchase 4,964,420 shares of the issuer’s common stock.  Exercise of the warrant is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 33,127,741 shares of the issuer’s common stock outstanding as of September 30, 2013, as reported on the issuer’s amended annual report on form 10-K/A for the fiscal year ended December 31, 2012, as filed on October 2, 2013 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

This Amendment No. 12 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2009 (as amended to date, this “Schedule 13D”) by (i) Ronald W. Burkle, an individual, (ii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (iii) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (iv) Yucaipa American Alliance Fund II, LLC, a Delaware limited liability company (“YAAF II LLC”), (v) Yucaipa American Alliance Fund II, L.P., a Delaware limited partnership (“YAAF II”), and (vi) Yucaipa American Alliance (Parallel) Fund II, L.P., a Delaware limited partnership (“YAAF II Parallel” and, together with YAAF II, the “Investors”; and the Investors, together with Mr. Burkle, Yucaipa American, Yucaipa American Funds, and YAAF II LLC, are referred to herein as the “Reporting Persons”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co., a Delaware corporation (the “Company”).  The filing of any amendment to this Schedule 13D (including the filing of this amendment) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 4.           Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented to add the following:

On October 31, 2013, the Yucaipa Parties sent a letter to the board of directors of the Company expressing a desire to make a proposal to the board to purchase the Company for $8.00 per share, subject to satisfactory due diligence and no material change in the Company’s financial position.  The Yucaipa Parties also encouraged the Company to seek other bids in order to ascertain if a higher price can be obtained. The letter is filed as an Exhibit to this Amendment to Schedule 13D.  This Schedule 13D is amended to reflect the statements expressed in the October 31, 2013 letter to the extent the same constitute plans or proposals that relate to or would result in one or more of the events referred to in paragraphs (a) through (j), inclusive of Item 4 of Schedule 13D.

Item 7.                   Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1.	Letter dated October 31, 2013 to the board of directors of the Company.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 31, 2013

RONALD W. BURKLE

By:	/s/ Ronald W. Burkle

YUCAIPA AMERICAN MANAGEMENT, LLC

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN FUNDS, LLC

By: Yucaipa American Management, LLC
Its: Managing Member

	By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, LLC

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member